Exhibit 99.1

Cenovus reports voting results of election of directors

CALGARY, Alberta (April 30, 2014) — Cenovus Energy Inc. (TSX, NYSE: CVE) announced that at its annual meeting of shareholders held on April 30, 2014 each of the nine nominees proposed as directors and listed in its management proxy circular dated March 7, 2014 were elected as directors. The detailed results of the vote are set out below.

	Votes For		Votes Withheld
Nominee	Number	Percent (%)	Number	Percent (%)
Ralph S. Cunningham	503,974,680	95.94	21,313,520	4.06
Patrick D. Daniel	507,667,153	96.65	17,621,472	3.35
Ian W. Delaney	505,472,447	96.23	19,816,273	3.77
Brian C. Ferguson	524,608,684	99.87	679,610	0.13
Michael A. Grandin	521,438,633	99.27	3,850,086	0.73
Valerie A.A. Nielsen	524,242,426	99.80	1,046,295	0.20
Charles M. Rampacek	521,782,304	99.33	3,506,127	0.67
Colin Taylor	508,122,823	96.73	17,165,896	3.27
Wayne G. Thomson	521,070,046	99.20	4,208,124	0.80

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $30 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Media: Rhona DelFrari Director, External Communications 403-766-4740	Investors: Susan Grey Director, Investor Relations 403-766-4751